Mail Stop 7010

      February 8, 2006



Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, New Jersey 07606-1546

	RE: 	Form 10-K for the Fiscal Year ended October 31, 2005
                    	File No. 0-14450


Dear Mr. Feeney:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the year ended October 31, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements
2. Please disclose the types of expenses that you include in the cost
of sales line item and the types of expenses that you include in the
delivery, selling, and general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of
these costs from cost of sales, please disclose:
?	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and
?????in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in other line items, such as delivery, selling and/or general and administrative expenses, as applicable.

Statements of Cash Flows, page 54
3. The reconciliation of net loss to cash provided by operating activities should begin with net loss, rather than income (loss) from continuing operations. Please revise your statements of cash flows accordingly. See paragraphs 28 and 29 of SFAS 95.
4. As noted on page 25, please tell us how you classified in your statements of cash flows the $22.9 million of cash advanced to you against the collection of trade receivables related to your Pacific operations. Please also explain how you classified the subsequent cash collections on these receivables. In doing so, please also tell us why this classification was the most appropriate. We understand that you retained the receivables and your collections of these receivables will be used to repay the cash advance. Please also tell us the line items that these cash inflows and outflows are included in on your statements of cash flows for 2005 and subsequent periods, along with the related amounts for each period presented.

Note 3 - Significant Accounting Policies, page 56

Trade Accounts Receivable, page 57
5. Your allowance for doubtful accounts decreased from $8,123,000 at
October 31, 2003 to $4,038,000 at October 31, 2005 while your accounts receivable balance increased from $72,676,000 in 2004 to $83,004,000 in 2005. In addition, your charge-offs of accounts receivable have exceeded your provisions for doubtful accounts in 2004 and 2005. Please provide us with a comprehensive discussion of the factors considered in determining the adequacy of the allowance for doubtful accounts and the reasons why your allowance has significantly decreased since 2003. As part of this discussion please include an analysis of trends in accounts receivable past due over 90 days during the past three years.

Note 13 - Lease Commitments, page 77
6. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you accounting complies with SFAS 13 and FTB 88-1.

Note 16 - Segment Information, page 80
7. You disclosed in the Business section on page 4 that you have the following product lines: custom films, stretch (pallet) wrap, polyvinyl chloride wrap, printed and converted films and other products and specialty films. Please disclose in a footnote your revenues from each product line for each period presented. See paragraphs 36 and 37 of SFAS 131.

Note 20 - Liquidation of Fabbrica Italian Articoli Plastici SpA,
page
83
8. You disclosed that you completed the liquidation of your
Italian
subsidiary at October 31, 2004, except for the selling the land
and
building of this subsidiary. You also disclosed that you signed a contract to sell the land and building in May 2005. Given that you have either completed or substantially completed the liquidation of
the Italian subsidiary, please tell us why you have not recognized the accumulated foreign currency translation loss of $8.6 million in your statement of operations.  Based on the guidance of paragraph
14
of SFAS 52 the accumulated translation adjustment gain or loss shall be recognized upon complete or substantially complete liquidation of an investment in a foreign entity. Please also tell us why you have not recognized the reserve of $344,000 established for the liquidation of this subsidiary that remained at October 31, 2005.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker

Branch
Chief

??

??

??

??

Paul M. Feeney
AEP Industries Inc.
February 8, 2006
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE